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SPECIAL REPORT Road to Rescue

Bob Shiller didn't kill the housing market

He just predicted its demise. Now he's seeing some tentative signs of hope.

By Katie Benner, writer-reporter

Last Updated: July 7, 2009: 11:19 AM ET

NEW YORK (Fortune) -- It's noon in New Haven, and Yale economist Robert Shiller and I are leaving his office to walk down the block for pizza. It was a damp morning, but now the sun is breaking through the clouds. "Do we need an umbrella?" he asks. I say I don't think so. But a few steps outside his office, he turns around to get one. "It's better to be safe," he says.

That's Bob Shiller for you. He's a worrier. Well, more than that. He's obsessed with taming risk. And that means all kinds of risk -- from the chance of stray showers to a danger that's on everyone's mind these days: falling home prices. Shiller's name will forever be linked with the worst housing bust since the Great Depression and the economic slump it caused. He first warned of a housing bubble back in 2003 when bankers were merrily minting mortgage-backed securities. And it is the widely cited gauge he helped create -- the S&P/Case-Shiller home-price index -- that has heralded, in grim monthly installments, the devastating collapse of the residential real estate market.

Shiller doesn't care whether you listen to his opinion -- or anyone else's for that matter. But he does want to give you a way of protecting yourself from violent fluctuations in home values. He is a co-founder of MacroMarkets, a company that hopes to create financial vehicles for hedging a wide variety of risks. MacroMarkets' latest offering, instruments that let you bet on the direction of home prices, just started trading on the New York Stock Exchange. Shiller hopes to make money from the venture, of course, but he also has an idealistic streak that can seem very ivory tower at times. "He cares about making the world a better place," says Karl Case, the Wellesley economics professor who helped develop the home-price index. "This is the way he has chosen to do so."

Master of the house: Shiller, on the porch of his summer home, thinks that capitalism will emerge triumphant from the current crisis.
Home is where the hedge is: Shiller's partner Sam Masucci believes that housing Macroshares will be a key indicator of market sentiment.

Shiller, 63, who looks like an older Hugh Grant and acts the part of the classic absent-minded professor, is much more than a real estate soothsayer. Early in his career he helped develop the field of behavioral finance. Along with University of Chicago professor Richard Thaler and others, he argued that human emotions created risks that the prevailing rational-markets dogma ignored. Many establishment economists derided those views, but today few dispute the idea that mood swings can lead to short-term price distortions. "They were really stuck on efficient markets, and now they aren't," says Shiller. "The whole profession has changed." His focus on the "irrational exuberance" (a term first uttered by Alan Greenspan and later the title of one of Shiller's six books) that can drive prices to wild extremes led him to warn that the giddy late-1990s stock market run-up was a bubble.

Intellectually, Shiller knows no fear. In everyday life, he's one of the most risk-averse people you'll ever meet. It's actually a bit extreme. He's never been drunk -- ever, he says -- and is afraid of heights, and he worries as much about other people's safety as his own. Watching his next-door neighbor and fellow Yale economist William Brainard fixing his roof, Shiller frets constantly about what he would do if his colleague got into trouble. "I know that Bob won't come up and get me," says Brainard, "but I know he'd call the right person." And Shiller is no speed demon, on-road or off. He was lapped in a go-cart race by Wharton School economist Jeremy Siegel, author of Stocks for the Long Run. (It was taped for The NewsHour With Jim Lehrer in 2002.) "I had never driven a go-cart before," he says. "What was I supposed to do -- just floor it?"

Perhaps it's Shiller's Midwestern roots -- he grew up in Michigan, where his father co-founded a company that made industrial ovens for the auto industry -- but for a guy with his forecasting track record, he is exceedingly modest. Where crash pundits like Nouriel Roubini and Nassim Nicholas Taleb trumpet their calls, Shiller disclaims any prescience. Didn't he predict the two biggest bubbles in recent years? "I only said they were possible," he says of the housing and stock market collapses. "He's very humble before his colleagues, and he's humble about how tough it is to truly understand how markets work," says Case. "Those are two different types of humility."

Whether he's talking about a theoretical inflation-adjusted currency or about the reindeer in a Medieval painting, Shiller is charming and chatty, although he rarely speaks a thoughtless word. And he clearly loves his work. He treats the world like a puzzle that is a joy to solve, preferably from the safety of his cozy academic berth. He attributes much of his success and happiness to his wife of 33 years, Virginia, a psychologist and lecturer at Yale, who has done everything from helping to edit his books to decorating his sky-blue office with dark-brown antiques. She even chose their vacation home, located on a small island just 10 miles from New Haven. No bridge connects it to shore and there is no electricity. Say, Bob, isn't that a little risky? Yes, but living just a little bit at the mercy of nature (albeit in a four-bedroom cottage) adds spice to his routine. "It's an adventure," he says. "It's like stepping back into the 19th century."

Yes, he has a playful side -- an idiosyncratic one. "I only do things because they're fun," says Shiller. "The house is fun for me, as is speaking with the Indian Parliament about the economy, as is studying data." Indeed, data mining is at the heart of everything he does. "It's considered something for lower-class economists to do -- the real leaders are the theorists -- but I like it," he says.

"What is striking about Bob is that he will consider any idea, and he takes a richer view of that thought and human nature by collecting data," says John Campbell, a former Ph.D. student of Shiller's and now chair of Harvard's economics department. "When the crash of '87 hit, he immediately surveyed people to get inside their heads. That informed his work on behavioral finance."

It was Karl Case's data, though, that formed the basis for the Case-Shiller index. In the early 1980s, while working on a paper arguing that the rapid home-price appreciation in the Boston area was unsustainable, Case constructed a rudimentary method for comparing repeat sales of the same homes. "But I knew nothing about financial bubbles," he says. A friend at Yale pointed him to Shiller, who loved the idea of applying his research on bubbles to the housing market. "We sat down at my dining room table, and he figured out how to do a repeat-sales index," says Case. "I'd done a crude version. But he added weighting and other things that made it much better."

Case and Shiller decided to look at prices in other cities to get a view of conditions around the country, and the Case-Shiller index was born. Allan Weiss, who did graduate work under Shiller, persuaded the professors to form a company to sell their research in 1991. In 2002 they sold Case Shiller Weiss to electronic data giant Fiserv (the terms were not made public, and Shiller says he is contractually bound not to disclose them). Later Fiserv (FISV, Fortune 500) struck a deal with Standard & Poor's to create tradable indexes based on the data.

Shiller serves as an unpaid adviser to S&P, but his business interests have shifted to MacroMarkets, the securities firm he founded in 1999 with Weiss (who has since left the company) and Sam Masucci, a former banker. Here's where Shiller pursues his holy grail: conquering risk. That may seem like a tainted quest. The belief that they had risk under control led a raft of storied firms -- Long-Term Capital Management, Bear Stearns, Lehman Brothers, and AIG (AIG, Fortune 500) -- to their ruin. Yet Shiller still believes in the dream. "The value of a house can fall. A hurricane might hit. An economy tied to oil prices might be very unstable. But we will create hedging markets that offset these problems," Shiller tells Fortune with surprising certitude. "We should be able to hedge everything from the rising costs of health care and education to national income risk and oil crises."

On June 30, MacroMarkets launched the first products that let investors make a pure directional bet on home prices. Called MacroShares, they trade on the New York Stock Exchange; their value is derived from changes in the Case-Shiller 10-city home-price index. If you expect home prices to rise, you'd buy the Up Metro Market (UMM); bears can buy the Down Metro Market (DMM). On the first day of trading the bears held sway: Investors bought 14,756 DMM shares, vs. only 6,204 of UMM.

"UMM and DMM will be the indicators that people will turn to when they want a snapshot of home-price sentiment," says Masucci. Shiller thinks they will have real practical value for homeowners. If you buy the DMM and the price goes down, the money you make on the investment will offset your lost home value. If prices go up, you lose money on the DMM, but your house will be worth more.

MacroMarkets has been down this road before. In 2006 it offered MacroShares that tracked the rise and fall in oil prices. But in 2008, after oil prices soared from $88 to $145 in only five months -- an event that the MacroShares were not designed to handle -- MacroMarkets wound them down. The company introduced another pair of oil MacroShares in July 2008, but they attracted few traders and were liquidated in June.

The problem, according to company executives and outside analysts, was that there are too many other ways to play oil prices -- something that's not true of real estate. Even so, some people wonder whether there will be significant demand for the housing products. You can already buy and sell futures on the Case-Shiller home index, and there has been very little interest in them. Morningstar analyst Scott Burns says that the MacroShares may do better because they are easier to trade.

WisdomTree, an investment and advisory firm founded by Shiller's go-cart rival Jeremy Siegel (the two are old friends, having met as grad students at MIT while standing in line to get chest X-rays), has a deal with MacroMarkets to publicize the products. "No other structure we know of allows the average investor to take a position in housing prices without just buying a house," says Bruce Lavine, WisdomTree's president.

Shiller and his partners believe they can create a variety of MacroShares and also other instruments to hedge a whole range of risks. What about a special currency system that makes future payments in inflation-adjusted dollars? Shiller says they're already experimenting with such a system in Chile. Or what about a GDP-linked security that would pose no inflation risk? "What the Chinese should be doing is buying shares in the U.S. economy," says Shiller. "Because if you own shares in the GDP, then inflation doesn't matter to you like it does when you buy the country's debt. But they can't right now."

Shiller's professional ambitions are so big because his fears are even larger. He worries that decades of a get-rich-quick ethos have eroded the work ethic that has been a cornerstone of U.S. economic and social stability. He is afraid that we stand at the brink of a destructive wave of populist anger, not entirely unfounded, against a financial system that has made some men centimillionaires while real income stagnated for almost everyone else. He believes that the financial industry has come to have such a big effect on the lives of all Americans that we need tools to protect ordinary people against market fluctuations. "Our sense of well-being in this country is ultimately supported by a general sense of fairness," he says. "Democracy is eroded when it's gone."

Turning to more immediate concerns, Shiller says that the economy seems to be righting itself, although his argument is, well, hedged. "People think the recession should be ending now, so the stock market is responding to that, and to some extent recovery becomes a self-fulfilling prophecy," he says. He also has what he calls a "doubt scenario" that reflects the impact of the unwinding of the greatest credit and real estate bubbles in history. "A reasonable case could be made," he says, "that even though past depression scares have proven to be unwarranted, this time it might be different."

For all his worries and warnings, he is ultimately a believer in good things happening because people want to bring them about, even in financial markets. "Financial crises are aberrations," he says. "We're learning how to create better hedging markets so that we can make finance less risky and so that we can say the triumph of capitalism was the story of our times." Considering the shambles the economy is in today, having that prediction come true would be quite an achievement. Shiller might even consider bragging about it.

--Research associate Casey Feldman contributed to this article.

First Published: July 7, 2009: 10:04 AM ET